Filed by ZAIS Financial Corp.

Commission File No. 001-35808

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: ZAIS Financial Corp.

Commission File No. For Registration Statement on Form S-4 filed by ZAIS Financial Corp.: 333-211251

This filing relates to the merger agreement dated April 6, 2016, as amended on May 9, 2016 (the "Merger Agreement"), pursuant to which ZAIS Financial Corp. (the "Company") will combine (the “Mergers”) with Sutherland Asset Management Corporation, a privately held commercial mortgage REIT (“Sutherland”).

The following is from a press release issued by the Company on June 3, 2016.

ZAIS FINANCIAL CORP. CLARIFIES CERTAIN INFORMATION CONCERNING RECENT LOAN SALE

Red Bank, NJ – June 3, 2016 – In response to investor questions  concerning the completion by ZAIS Financial Corp (the "Company") (NYSE: ZFC) of the sale of certain seasoned, reperforming mortgage loans with an unpaid principal balance (“UPB”) of $430.7 million, as described in the Company’s Form 8-K filed with the Securities and Exchange Commission on June 1, 2016, the Company confirmed that the UPB of $430.7 million includes $27.0 million of non-interest bearing UPB, with a carrying value of zero.

ABOUT ZAIS FINANCIAL CORP.

ZAIS Financial Corp. is a REIT which invests in a diversified portfolio of residential mortgage assets, other real estate-related securities and financial assets. The Company is externally managed and advised by ZAIS REIT Management, LLC, a subsidiary of ZAIS Group, LLC. On April 7, 2016, ZFC announced that it had entered into a definitive merger agreement under which the Company will combine with Sutherland Asset Management Corp. ("SAM"), a privately held commercial mortgage REIT. Additional information can be found on the Company's website at www.zaisfinancial.com.

This press release contains statements that constitute "forward-looking statements," as such term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management's current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, the risk that the Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain stockholder approvals relating to the Mergers or the failure to satisfy the other conditions to completion of the Mergers; fluctuations in the adjusted book value per share of the shares of both the Company and Sutherland; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; the effect of the announcement of the proposed Mergers on the Company’s operating results and businesses generally; the outcome of any legal proceedings relating to the Mergers; changes in future loan production; the Company's ability to retain key managers of GMFS; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for mortgage-related investments; legislative and regulatory changes that could adversely affect the business of the Company; and other factors, including those set forth in the Risk Factors section of the Company's most recent Annual Report on Form 10-K filed with the SEC,  and other reports filed by the Company with the SEC, copies of which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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Additional Information and Where you Can Find It

In connection with the Mergers, the Company filed a registration statement on Form S-4 (File No. 333-211251) with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement/prospectus, and will file other relevant documents concerning the Mergers. The registration statement on Form S-4 has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant. This does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUTHERLAND AND THE MERGERS.

Investors and stockholders of the Company and Sutherland may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by the Company with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company's website at www.zaisfinancial.com. The Company's stockholders may also contact ZAIS Investor Services for additional information by calling 212-827-3773 or emailing mmeek@mww.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, Sutherland and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's and Sutherland's stockholders in respect of the proposed Mergers. Information regarding the Company's directors and executive officers can be found in the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2016, as amended by its Form 10-K/A filed on April 29, 2016. Information regarding Sutherland's directors and executive officers can be found in the Company's registration statement on Form S-4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the Mergers if and when they become available. These documents are available free of charge on the SEC's website and from the Company or Sutherland, as applicable, using the sources indicated above.

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